08031109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65904

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Legacy Partners Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1919 Pennsylvania Avenue NW - 4th Floor
(No. and Street)

Washington (City) DC (State) 20006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bryce M. Kelleher, JR 202-721-6238
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dalessio, Cascio & Company, LLC
(Name – *if individual, state last, first, middle name*)

14 Penn Plaza - Suite 2004 (Address) New York (City) NY (State) 10122 (Zip Code)

PROCESSED
APR 07 2008
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 3 1 2008
BRANCH OF REGISTRATIONS AND 04 EXAMINATIONS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bruce M Kelleher, Jr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Legacy Partners Group, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President And CEO
Title

Darlene Harris
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Darlene Harris
Notary Public, District of Columbia
My Commission Expires 5/14/2011

LEGACY PARTNERS GROUP, LLC

STATEMENT OF FINANCIAL CONDITION AND SUPPLEMENTAL SCHEDULE PURSUANT TO RULE 17a5 OF THE SECURITIES EXCHANGE ACT OF 1934 AS OF AND FOR THE YEAR ENDED

DECEMBER 31, 2007

LEGACY PARTNERS GROUP, LLC

Index to Statement of Financial Condition

DALESSIO, CASCIO & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS
14 PENN PLAZA, SUITE 2004
NEW YORK, N.Y. 10122
(212) 244-1270
FAX: (212) 244-1743

Independent Auditor's Report

To the Member of
Legacy Partners Group, LLC:

We have audited the accompanying statement of financial condition of Legacy Partners Group, LLC as of December 31, 2007 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Legacy Partners Group, LLC as of December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic statement of financial condition taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic statement of financial condition, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the basic statement of financial condition taken as a whole.

Dalessio, Cascio & Company LLC

DALESSIO, CASCIO & COMPANY, LLC
Certified Public Accountants

March 21, 2008
New York, New York

LEGACY PARTNERS GROUP, LLC

Statement of Financial Condition

December 31, 2007

ASSETS

Cash and cash equivalents	$	5,097,000
Assets held for sale		20,000
TOTAL ASSETS	$	5,117,000

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	14,193
TOTAL LIABILITIES		14,193
MEMBER'S EQUITY		5,102,807
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	5,117,000

LEGACY PARTNERS GROUP, LLC

Notes to Statement of Financial Condition

1. ORGANIZATION AND BUSINESS

Legacy Partners Group, LLC (the "Company" or "Legacy") a Delaware limited liability company, was formed on February 20, 2003 ("Inception"). The Company operated under an amended and restated limited liability company agreement (the "LLC Agreement"), dated May 26, 2004. The Company is a broker/dealer engaged in financial advisory services in connection with mergers, acquisitions, financings, and other corporate transactions and other services. The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Association of Securities Dealers, Inc. ("FINRA"), formerly the National Association of Securities Dealers, Inc ("NASD").

In January 2004, the Company's former members entered into an agreement with Allied Capital Corporation ("Allied Capital"), which provided for the sale of 100% of the membership interests in the Company to Allied Capital. The sale was completed at the close of business on May 26, 2004, upon approval from FINRA of the change in the Company's registration as a broker-dealer. Accordingly, as of May 27, 2004 the Company's sole member became Legacy Partners Group, Inc. ("Legacy Inc."), an affiliate of Allied Capital. Allied Capital's purchase price at the closing on May 26, 2004 consisted of $600,000 of cash and certain shares of Allied Capital stock placed in escrow, subject to the resolution of certain contingencies (the "Contingent Shares"). During 2006, the Company increased goodwill and member's equity for the value of the remaining Contingent Shares (See Note 2).

On February 7, 2007 FBR Capital Markets Corporation ("FBR"), the principal subsidiary of Friedman, Billings, Ramsey Group, Inc. ("Friedman") acquired certain of the Company's assets and hired the majority of the Company's workforce pursuant to an Asset Purchase and Sale Agreement amongst the Company, Legacy Inc, FBR, Friedman and Allied. As consideration for the purchase of assets (equipment and customer list) and employment of Legacy personnel, Legacy received certain initial and contingent cash payments and is eligible for deferred cash consideration based on the achievement of revenue targets by the Company's employee group within FBR for the period February 7, 2007 through June 30, 2008 ("earnout period"). As a result, the Company is expected to continue in existence with a limited staff and minimal business activity. Management expects to liquidate the Company in 2008.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers and, accordingly, is exempt from SEC Rule 15c3-3.

LEGACY PARTNERS GROUP, LLC

Notes to Statement of Financial Condition

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates include the fair value of the Company for the purpose of evaluating the realizability of long-lived assets, assessing the collectability of accounts receivable, useful lives and impairment of property and equipment. Actual results could differ from those estimates, and the differences could be material.

Fair Value of Financial Instruments

The fair value of financial instruments, including cash and cash equivalents, assets held for sale, accounts payable and accrued expenses approximates their carrying value because of the short-term nature of these instruments.

Cash and Cash Equivalents

Included in cash and cash equivalents at December 31, 2007 are deposits with financial institutions as well as short-term money market instruments with maturities of three months or less when purchased.

Restricted Investments

Marketable equity securities restricted from sale consisted of investments acquired, with maturities exceeding three months but less than three years. Consistent with Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities", the Company classifies all debt securities and all investments in equity securities that have readily determinable fair values as available-for-sale. Such securities are reported at fair value, with unrealized gains or losses excluded from earnings and included in comprehensive income.

Non-marketable Investments

The Company also has a certain investment in a private entity whereby the Company owns less than 20% of the ownership and does not have the ability to exercise significant influence. Such investment is accounted for under the cost method. As of December 31, 2007, the Company reviewed the underlying financial results of the private entity and determined that the investment has been impaired.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Property and Equipment, net

On February 7, 2007, property and equipment in the amount of $38,795 was transferred to FBR in accordance with the Purchase and Sale Agreement.

In connection with the sale of assets to FBR, the Company determined that the remaining property and equipment had no significant market value.

Impairment of Long-Lived Assets

In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", management periodically reviews long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If factors indicate that an asset should be evaluated for possible impairment, management assesses the likelihood of recovering the cost of long-lived assets based on its expectations of future profitability and undiscounted cash flows. These factors, along with management's plans with respect to the operations, are considered in assessing the recoverability of property, equipment and other long-lived assets.

Push-down Accounting

As described in Note 1, an affiliate of Allied Capital acquired 100% of the membership interest of the Company, resulting in a change of control as of May 26, 2004. As a result, the fair value of the Company's assets and liabilities were estimated by management as of May 26, 2004 in order to assist in the determination of the purchase price allocations relating to the fair market value of the assets and liabilities acquired by Allied Capital. Emerging Issues Task Force ("EITF") Topic D-97, "Push-Down Accounting", requires that the Company's financial statements reflect this change in ownership. Effectively, the aggregate excess of purchase price over net assets acquired by the affiliate of Allied Capital was pushed down to the Company as of May 27, 2004. Accordingly, the Company recorded goodwill of $1,432,774, the difference between the purchase price and the fair value of identifiable net assets acquired, as an addition to member's equity and applied the respective fair value of the change in ownership in accordance with SFAS No. 141 "Business Combinations". In May 2005 one half and in May 2006, the second half of the Contingent Shares (Note 1) were released from escrow to the former members of the Company upon the resolution of certain contingencies. Accordingly, the Company increased goodwill and member's equity in May 2005 by $1,500,000 and the remaining $1,500,000 in May 2006 – the full value of the total Contingent Shares.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Goodwill

Goodwill was accounted for in accordance with SFAS No. 142 "Goodwill and Other Intangible Assets" ("SFAS No. 142"). The provisions of SFAS No. 142 (i) prohibit the amortization of goodwill and indefinite-lived intangible assets; (ii) require that goodwill and indefinite-lived intangible assets be tested annually for impairment (and in interim periods if certain events occur which would impact the carrying value of such assets); and (iii) require that the Company's operations be formally identified into reporting units for the purpose of assessing potential future impairments of goodwill. On February 7, 2007, the goodwill in the amount of $4,432,774 was reclassified to assets held for sale.

Assets Held for Sale

As of December 31, 2007, the assets held for sale amounted to $20,000. The $20,000 was collected in January 2008. The Company has reviewed future revenue projections for the period January 1, 2008 through June 30, 2008 provided by FRB and determined that the assets held for sale should be valued at $20,000 as of December 31, 2007.

Revenue Recognition

The Company's clients reimburse certain expenses incurred by the Company in the conduct of advisory engagements. The Company reports reimbursable expenses as a component of revenues and expenses.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Income Taxes

As the Company is a limited liability company, it is not directly subject to United States Federal and State income taxes; rather its income or loss is required to be included in the income tax returns of the sole member.

3. PROPERTY AND EQUIPMENT, net

At December 31, 2007, all property and equipment had been disposed of.

4. MEMBER'S EQUITY

During 2007 a distribution of $1,000,000 was made to the sole member.

5. EMPLOYEE RETENTION PROGRAM

During 2004, the Company established an employee retention program (the "Program"). Under the Program, eligible employees are granted shares of Allied Capital common stock that have been purchased and held by the Company, which have been designated as marketable equity securities restricted from sale on the accompanying statement of financial position. Eligible employees generally vest in their respective grant of Allied Capital shares over a three-year period, provided they remain employed with the Company. Dividends received by the Company from the investment in Allied Capital shares are paid to the employees after appropriate withholding for income taxes. When vested, the Company distributes the value of the underlying shares in cash or in kind to employees after appropriate withholdings for income taxes. During the year ended December 31, 2007, the Company distributed $264,822 in cash to employees upon vesting. The Company recognizes compensation cost over the vesting period of each grant. Measurement of compensation will occur at the date individual employees vest in the Allied Capital shares. Compensation is estimated at interim dates prior to measurement based on the fair value of the marketable equity securities at the reporting date.

6. RELATED PARTY TRANSACTIONS

Effective June 4, 2004, the Company entered into an agreement to sublease office space for the Company's corporate offices in New York City from Allied Capital at a rate that approximates Allied Capital's cost for the office space, which expires in September 2014. Allied cancelled the lease effective February 7, 2007.

The Company also subleases its DC office space on a month-to-month basis from Allied Capital at rates that approximate Allied Capital costs for the office space.

7. COMMITMENT

Operating Leases

The Company has one non-cancelable operating lease, payable to a related party for its corporate office space, which expires in June 2008. At December 31, 2007, the future minimum cash payments under such operating lease total $13,500.

8. CONCENTRATIONS

Cash Concentrations

The Company maintains cash balances with a commercial bank. From time to time, the Company maintains cash balances in excess of federally insured amounts.

9. NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) which requires that the Company maintain minimum net capital, as defined, of $5,000 or $6^{2/3}$ % of aggregate indebtedness, as defined, whichever is greater. At December 31, 2007, the Company had net capital of $5,082,807, which was in excess of its statutory requirements by $5,077,807, and its ratio of aggregate indebtedness to net capital was .0028 to 1.

10. SUBSEQUENT EVENTS

On February 11, 2008, $3,000,000 of the Company's net capital was distributed to the sole member.

LEGACY PARTNERS GROUP, LLC
Supplemental Schedule – Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2007

NET CAPITAL:		
MEMBER'S EQUITY	$	5,102,807
NON-ALLOWABLE ASSETS:		
Asset held for sale		20,000
		20,000
Net capital before haircuts		5,082,807
Less: Haircuts on security positions		-
NET CAPITAL	$	5,082,807

COMPUTATION OF MINIMUM NET CAPITAL

MINIMUM NET CAPITAL, greater of one-fifteenth of aggregate indebtedness of $14,193 or $5,000	$	5,000
EXCESS NET CAPITAL	$	5,077,807
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	$	14,193
	$	14,193
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.0028 to 1

RECONCILIATION PURSUANT TO SEC RULE 17A-5 (D) (4):
There were no material differences between the amounts reported in this computation of net capital and the corresponding amounts reported in the Company's unaudited December 31, 2007 Focus Form X-17A-5 Part IIA filed on January 25, 2008.

LEGACY PARTNERS GROUP, LLC
Computation of Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2007

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the rule.

DALESSIO, CASCIO & COMPANY,
CERTIFIED PUBLIC ACCOUNTANTS
14 PENN PLAZA, SUITE 2004
NEW YORK, N.Y. 10122
(212) 244-1270
FAX: (212) 244-1743

Report of Independent Auditors on Internal Control Structure Required by SEC Rule 17a-5

Legacy Partners Group, LLC
Washington, DC

In planning and performing our audit of the financial statements and supplemental schedules of Legacy Partners Group, LLC ("the Company") as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized

use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in the internal control that might be material weakness. We identified certain deficiencies in internal control that we considered to be a significant deficiencies, and communicated them in writing to management and those charged with governance on March 24, 2008. These conditions were considered in determining the nature, timing and extent of the procedures performed in our audit report thereon dated March 21, 2008.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicates a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the segregation of duties and cross-checks generally included in a system of internal control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not indented to be and should not be used by anyone other than these specified parties.

Dalessio, Cascio & Company, LLC

New York, New York
March 21, 2008

DALESSIO, CASCIO & COMPANY, LLC
Certified Public Accountants

END